Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical

Company; E. I. du Pont de Nemours and Company

Commission File No.: 001-00815

Excerpts from DuPont’s January 26, 2016 Earnings News Release

On Dec. 11, 2015, DuPont and The Dow Chemical Company announced that their boards of directors unanimously approved a definitive agreement under which the companies will combine in an all-stock merger of equals. The combined company will be named DowDuPont. The merger is expected to close in the second half of 2016, subject to customary closing conditions, including regulatory approvals, and approval by both Dow and DuPont shareholders. The parties intend to subsequently pursue a separation of DowDuPont into three independent, publicly traded companies through tax-free spin-offs. These separations would occur as soon as feasible, subject to regulatory and board approval.

“We are making progress on key initiatives, including further improving our cost structure and restructuring our organization to enhance our competitiveness,” said Ed Breen, Chair and CEO of DuPont. “In this pivotal year for DuPont we have three priorities: deliver operating earnings growth while positioning our businesses to compete successfully over the long term; continue to improve our capital allocation and working capital performance; and complete the proposed merger of equals with Dow. Our merger process is on track. We are meeting key milestones and have begun our planning to create three strong, highly focused, independent businesses in agriculture, material science and specialty products.”

Excerpts from DuPont CEO’s January 26, 2016 Letter to Employees:

The strategic intent of our 2016 Objectives is to ensure a sustainable future and deliver business results while preparing for the intended merger of equals with Dow. Following completion of the merger, which is conditioned on customary closing conditions including regulatory approval and approval from both companies’ shareholders, Dow and DuPont intend to create three highly focused businesses that are stronger, more competitive, more resilient and better equipped to deliver growth and long-term sustainable value for all stakeholders than either company could on its own.

Our merger process is on track. We are meeting key milestones and each company has chartered teams to begin integration planning. I will continue to communicate with you regularly as we work together to achieve our goals on behalf of our customers, our shareholders, our communities and each other.

Excerpts from DuPont’s January 26, 2016 Earnings Call Transcript:

Edward D. Breen, Chairman, Chief Executive Officer

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When we complete our cost savings program, our SG&A will reduce by about 15% on a run-rate basis in 2016. Within that number, we are reducing our corporate costs by $200 million. On an operating earnings basis, corporate expenses as a percentage of sales will reduce to about 1.3% in 2016 from 2.3% in 2015. I want to emphasize that this program is a DuPont initiative, completely separate from the proposed merger with Dow. We took a clean slate approach to building the right organization for the future. The changes we are making would have occurred regardless of the planned merger.

***

Great. Thank you, Nick. I’d like to walk you through our priorities for 2016. It’s simple, we have 3. One, delivering growth and operating earnings. An important driver here is delivering the $1 billion in run rate cost savings and the organizational efficiencies that come with the restructuring. Equally important, we are placing a lot of emphasis on keeping the business steady and on track. Our people are very focused on connecting even more closely with customers to deliver the value-added solutions they expect from DuPont. Two is driving improved capital allocation and working capital performance to generate more cash and to enhance our returns. Three, closing the merger, planning for synergies and preparing for the intended separations.

Let me now say a few words about the merger of equals with Dow, which we announced in December and which will be named DowDuPont. As we said at the time, we intend to combine 2 complementary portfolios to create 3 strong, highly-focused, independent businesses, well-equipped to deliver growth and long-term sustainable value. Each business will target attractive markets with combined science, technology and operational expertise will drive value for our stakeholders. We are focused on completing the merger in the second half of 2016, subject to customary closing conditions, including regulatory approval and approval by both DuPont and Dow shareholders. We’ve identified the priority work streams and established our teams. We have begun the process of addressing the requirements under various competition laws, including the Hart-Scott-Rodino Act in the U.S. We are also focused on the preparation of the merged co-registration statement on Form S-4 to be filed with the SEC. The initial filing will be made after each of DuPont Dow file their annual reports with the Commission in February.

In December, we said that we expect the combined company to realize $3 billion in cost synergies. Each company has charted a dozen formal business and functional integration and synergy planning teams to develop detailed execution-ready plans to ensure we can quickly integrate the companies post-merger and capture our anticipated costs and growth synergies. The functional teams include legal, sourcing, logistics, supply chain, HR, finance, IT, facilities, among others. All of these teams are focused on planning for seamless business operations on day 1 after the merger and quickly capturing our planned synergies. These teams are charted to ensure we plan to leverage the most effective operating models, channels to market and industry-best practices upon the creation of DowDuPont.

Just a few examples of the planning work teams are doing include reviewing our warehouse and facilities footprint, evaluating IT platforms for savings and developing integration plans for our transactional processes.

As announced, we intend to pursue the separation of DowDuPont into 3 separate public companies after our merger is complete: An Agriculture company, a Material Science company and a Specialty Products company. We are doing all that we can now to expedite the timing of the spins, including beginning work on the carveout financial statements for the separate companies.

In conclusion, 2016 is a pivotal and transformational year for DuPont as we accelerate our value creation work, invest in our core franchises and position our businesses for competitive future. We will give you regular updates on our progress. Now I’ll turn the call back over to Greg.

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Jeffrey J. Zekauskas, JP Morgan Chase & Co, Research Division

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And secondly, in choosing the heads of the separated companies, will there be a procedure where you go outside both Dow and DuPont to compare candidates from outside the companies as well as candidates inside the companies, or will those leaders essentially be chosen from inside both companies?

Edward D. Breen, Chairman, Chief Executive Officer

Yes, Jeff, this is Ed. I’ll take your second question and then turn it over to Jim Collins for the Ag question. Yes, we will have a process in place where we will look both externally and internally in the company. We are setting up a process for that. That is not just for who the CEOs will be, but there’s obviously many other key public company positions that need to be staffed up. I would certainly hope that some of that staffing, obviously, is going to be from key people in the companies, but our mantra is going to be the best athlete we can get to run the businesses. Jim, do you want to take the...

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David L. Begleiter, Deutsche Bank AG, Research Division

Ed, just on the cost savings. Ex the Dow merger, how much more you think was available to DuPont beyond the $1 billion of savings you target already?

Edward D. Breen, Chairman, Chief Executive Officer

Well, look, there’s always cost savings. I mean, I’m a believer that they occur every year in a few percent range, as you keep streamlining your company. I would say — so you’re never done with it. I think where there was more cost evenings, David, in DuPont was when we could get up on a new IT platform because that would really streamline some of our G&A back-office. Unfortunately, we’re not — we’re on a very fragmented IT system. One of the benefits it looks like we, obviously, get here with the Dow merger is Dow is on the IT platform that we were going to the global, I’d say, the latest revision of the SAP platform. And so between the work we did here on the back platform and the work they, obviously, already up on that platform that’s where — let me just use the Ag company as an example. Their ag business is on the platform.  That’s where there will be cost savings. So I guess to back that up, if DuPont would have stayed on its own course over the next couple of years getting that platform up and running, that’s where more cost will come out of the company mostly in the G&A area. But we’ll get that benefit quicker in the merger if we can merge onto that platform. The teams have already met on that a couple of times. I actually sat in one of those things. I’m actually up in Midland at the Dow corporate office with the team, and we’re feeling very bullish about that prospect to lean onto that platform.

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John Roberts, UBS Investment Bank, Research Division

Do you know where the Ag company will be headquartered yet?

Edward D. Breen, Chairman, Chief Executive Officer

We have not made that announcement yet. I would expect we will make that in the next few weeks. We’ve been going through that analysis. And it’s something we want to get out there, probably for a whole bunch of reasons, but the #1 reason in my mind is for our employees, so they understand and have some clarity on that. So we’re moving as fast as we can to get that announcement. It will be in the next few weeks.

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Frank J. Mitsch

Wells Fargo Secu ities, LLC, Research Division

Nick, I know you’re busy this weekend also with Dow and Tyco, but also busy upsizing the cost reductions. 2016 goes from 700 to 730, run rate, $900 million to $1 billion. That’s after 1 month because you rolled these numbers out 1 month ago, and you also rolled out — you and Andrew rolled out a $3 billion number a month ago in terms of synergies for the combined entities. If I [indiscernible] how you’re upsizing here, I come out to $6 billion by September. Obviously, that’s not right. But how should we be thinking now that you’re a month into the progress and you’ve got a couple of teams to go working on these synergies, how should we think about the combined synergies of DowDuPont?

Edward D. Breen, Chairman, Chief Executive Officer

Yes, and probably, let me just clarify again. Our— so your comments on cost reduction of $1 billion is separate from the DowDuPont $3 billion. And on our $1 billion, we’re moving obviously as rapidly as we can. I want to get that out of the way and have things settled down for the company and all that. So we’re moving as fast as we can, and we did identify more, and so we’re moving on that. The interesting thing on the $3 billion of the synergies with Dow, we have broken that out by all those key buckets we mentioned in our prepared remarks. The teams are meeting. As my comment was, one of our big opportunities is this IT platform, that’s why I got personally involved in it because if we can overlay onto that, there’s a huge opportunity. But if you look back at our charts, there’s $1.2 billion to $1.3 billion in Ag that is very identified at this point in time.  And there’s so much overlap in the supply chain, the manufacturing chain, the sales chain. And by the way, the percentages we’re talking about on the Ag side are very similar to other transactions, the similar-type companies there. And then we’re in good shape, looking at the synergies on the specialty company. A lot of that comes from the combination of the electronics businesses from Dow and DuPont coming together and the synergies. Then we have on the material side, or identified, but where we’re still working and we have a lot of opportunity is the purchasing supply chain. As I mentioned, the IT. And then we have a great opportunity to look at more shared services across the whole platform. And that’s where hundreds of millions of dollars of savings could come from there. So it’s the combination of all that. Now we’re doing a lot of heavy lifting. And so, for instance, in the supply chain area between the 2 companies, just to give you, we have hundreds of warehouses around the world, and we don’t need that when we come together. So that is work you can’t do in 1 week. That’s going to take us the next 3 to 4 months literally identifying every single one and go where can we merge and converge together. So a little bit more heavy lifting on that supply chain purchasing, IT side. And then the shared services model we want to move to more for a lot of the back-office work, which will reduce our G&A. So I really plan and we’re really pushing with the teams that we are totally identifying on the $3 billion minimum by the time we get to close the merger so we can move immediately on it. And I would also say to you, I would be very hopeful that the $3 billion is our floor number and not the ceiling number. And if we can get more out of that, obviously, we’re going to just move on it.

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Frank J. Mitsch, Wells Fargo Securities, LLC, Research Division

As you look to the merger with Dow in Ag, any trust concerns on corn seed market sure either in the U.S. or Brazil and Argentina?

James C. Collins, Executive Vice President

No, I think if I look at the overlap of our portfolios, we have a very complementary set of products, both on the seed side and the chemistry side. Dow got some very strong brands that looking at how we go to market with, not only the Pioneer brand, but our PROaccess brand makes a modest [indiscrenible] how we might manage through that. And then as Ed said earlier, as we start to look at the synergies, looking at our supply chains and how we produce seed globally, looking at both our go-to-market efficiencies, both in seed and crop protection, and then taking a step back and looking both our R&D and our G&A overheads, we’re totally duplicative of taking very aggressive approach there as well.

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Steve Byrne, BofA Merrill Lynch, Research Division

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Have you looked at the feasibility of transferring the products from LaPorte to one of the Dow ag facilities post-merger?

James C. Collins, Executive Vice President

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On LaPorte and Lannate some opportunities there, we’re — it’s really way too early to be thinking about those kinds of actions. We’re just in the early days of thinking through integration. And certainly those might be opportunities, but those would really come once the merger was complete, and we have a chance to really sit down with our counterparts and understand what their capabilities are.

Appendix 2: DOWDUPONT MERGER OF EQUALS 1/27/2016

Close 2H16 Signed 12/11/15 Shareholder Vote 2Q16 S4 Filings 1Q16 Hart Scott Rodino Filings 1Q16 ROW Competition Filings 1Q16/2Q16 Complete Spins1 Stand Up SpinCos1 Capture >$3B of cost synergies Implementation Planning – Indicative Milestones 38 Drive close of transactions 4Q15 2016 2017-2018 Prepare to operate MergeCo Plan to operate three business portfolios & ensure synergy capture Prepare for intended spins CLOSE Operation of public MergeCo Spin as soon as possible Achieve 100% run-rate <24 mo. after close 1. Subject to MergeCo Board Approval

Implementation Planning – Indicative Milestones

4Q15
2016
2017-2018
Signed 12/11/15
Hart Scott Rodino Filings 1Q16
S4 Filings 1Q16
ROW Competition Filings 1Q16/ 2Q16
Shareholder Vote 2Q16
Close 2H16
Stand Up SpinCos[1]
Complete Spins[1]
Drive close of transactions
CLOSE
Prepare to operate MergeCo
Operation of public MergeCo
Plan to operate three business portfolios & ensure synergy capture
Capture >$3B of cost synergies
Achieve 100% run-rate <24 mo. after close
Prepare for intended spins
Spin as soon as possible

1. Subject to MergeCo Board Approval

38

Joint Implementation Planning Joint Executive Steering Team Prepare “execution-ready” plans to achieve $3B cost synergies ASAP Define operating model, org. structure and linkages to “corporate” Financial and legal structure James R. Fitterling Nick Fanandakis TRACK 2 Capture Synergies Regulatory Clearances Pro-forma financials S-4 filing and proxy process Shareholder votes Governance/Leadership of MergeCo Operations of MergeCo TRACK 1 Close MergeCo Charles Kalil Stacy Fox Determine scope and target timing of each SpinCo Deliver carve-out financials Legal entity restructuring TRACK 3 Plan for Intended Spins Howard Ungerleider Linda West Dow Representation DuPont Representation Ed Breen – CEO Nick Fanandakis – CFO Stacy Fox – General Counsel David Bills – SVP Corp. Strategy Linda West – VP Corp. Planning Andrew Liveris – CEO Jim Fitterling – COO Howard Ungerleider – CFO Charles J. Kalil – General Counsel Torsten Kraef – Corp. VP Strategy 39

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Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.